SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2003

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

		Page
(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3

	Notes to Financial Statements	4 -7

	Schedule of Assets (Held at End of Year)	8 -9

		Exhibit Number
(b)	1. Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2003	23.1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Handleman Company Salary Deferral and Stock Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Handleman Company Salary Deferral Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of this Form 11-K is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan

June 25, 2004

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS:
Investments, at fair value	$29,048,312	$19,907,273

Receivables

Employee contributions receivable	105,195	102,033

Employer contribution receivable	35,542	38,873

Accrued dividends and interest	2,844	2,146

Total - Receivables	143,581	143,052

NET ASSETS AVAILABLE FOR BENEFITS	$29,191,893	$20,050,325

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

Additions:

Contributions
Employer contributions	$1,069,383

Employee contributions	2,945,220

Total – Contributions	4,014,603

Investment Income
Dividend income	312,707

Interest income	35,763

Net appreciation in fair value of investments	6,357,593

Accrued income	23,610

Total – Investment income	6,729,673

Total Additions	10,744,276

Deductions:

Benefits to participants	1,566,301

Administrative expenses	36,407

Total deductions	1,602,708

Net increase	9,141,568

Net assets available for benefits, beginning of year	20,050,325

Net assets available for benefits, end of year	$29,191,893

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of the Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan. Effective May 1, 2001 eligibility for covered employees to enter the Plan was changed from one year of service to the first of the month following sixty days of employment. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or the statutory maximum. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

The Company provides for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock. Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds, which are established and monitored by the Company from time to time.

In addition, the Company may allocate discretional contributions and forfeitures if any, among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year.

Participant Accounts

Each participant’s account is credited with employee contributions, in addition to an allocation of any Company matching contribution and Plan earnings, net of Plan expenses. Top Heavy Contributions, if any, shall also be allocated as of the last day of the Plan Year to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions, forfeitures and/or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

Salary Deferral Portion of Plan - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

Loans to Participants

The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000. Interest on participant loans are charged interest at a rate of prime rate plus 1%. Loans to participants were charged interest at rates ranging from 5.25% to 10.50%, maturing in one to fifteen years. Participant loans as of December 31, 2003 and 2002 were $603,176 and $539,527, respectively.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Plan Expenses

Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company, at its discretion, elects to pay these expenses.

Vesting

The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over the participant’s life expectancy. On termination of service, a participant will be eligible to receive the plan assets allocated to the participant’s account and which have vested or an equivalent amount in cash. At December 31, 2003 and 2002, $1,566,301 and $584,362 respectively, were reported as benefits paid.

Forfeited Accounts

Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2003 forfeited non-vested accounts totaled $36,731.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

Contributions

Contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of cash, which will be used to buy Company stock.

Investments

At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan’s year. The Neuberger Berman Genesis Trust, PIMCO Total Return ADM Fund, Fidelity Mid-Cap Stock Fund, Fidelity Contrafund, Fidelity Value Fund, Fidelity Independence Fund, Fidelity Balanced Fund, Fidelity Low Priced Stock Fund, Fidelity Equity Income II Fund, Fidelity Diverse International Fund, Fidelity Small Cap Independence Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Retirement Money Market Fund, Spartan US Equity Index Fund and Fidelity Freedom 2040 Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Investments.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Accounting Policies, continued

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made

Risks and Uncertainties

The Plan’s invested assets consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related Statements of Net Assets Available for Benefits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.	Change in Trustee

KeyCorp served as trustee of the Plan until February 28, 2003. Since that time, Fidelity Management Trust Company has served as the Plan’s trustee.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002
Handleman Company Common Stock: 315,343 and 343,301 shares in 2003 and 2002, respectively	$6,222,148	$3,945,136

Spartan U.S. Equity Index Fund: 134,244 shares in 2003	5,290,568	N/A

Fidelity Balanced Fund: 295,157 shares in 2003	4,943,878	N/A

Fidelity Retirement Money Market Fund: 2,918,560 shares in 2003	2,918,560	N/A

Neuberger Berman Genesis Trust Fund: 53,409 and 75,916 share, in 2003 and 2002, respectively	1,977,735	1,257,168

Fidelity Diversified International Fund: 81,833 shares in 2003	1,973,806	N/A

Victory Stock Index Fund: 302,361 shares in 2002	N/A	3,933,718

American Balanced Fund: 260,430 shares in 2002	N/A	3,755,401

VDCS Victory Government Reserves SVP Fund: 240,181 shares in 2002	N/A	2,724,080

Janus Worldwide Fund: 37,886 shares in 2002	N/A	1,217,288

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401 of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws by a letter dated July 15, 2003.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

Calendar Plan Year 2003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value
*	Handleman Company Common Stock Fund	Common Stock $.01 par value	$6,222,148

	Spartan US Equity Index	Common Stock Fund	$5,290,568

*	Fidelity Balanced Fund	Common Stock Fund	$4,943,878

*	Fidelity Retirement Money Market Fund	Cash Equivalents	$2,918,560

	Neuberger Berman Genesis Trust Fund	Common Stock Fund	$1,977,735

*	Fidelity Diversified International Fund	Common Stock Fund	$1,973,806

*	Fidelity Contrafund Fund	Common Stock Fund	$1,098,776

	PIMCO Total Return ADM Fund	Debt Securities Fund	$929,076

*	Fidelity Low PR Stock Fund	Common Stock Fund	$892,862

*	Fidelity Value Fund	Common Stock and Bond Fund	$703,692

*	Fidelity Equity Inc II Fund	Common Stock Fund	$380,127

*	Fidelity Independence Fund	Common Stock Fund	$289,020

*	Fidelity Freedom 2020 Fund	Common Stock Fund	$252,469

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

Calendar Plan Year 2003

SCHEDULE OF ASSETS (HELD AT END OF YEAR), continued

(a)	(b) Identity of issue, borrower lessor, or similar p arty	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value

*	Fidelity Mid-Cap Stock Fund	Common Stock Fund	$248,790

*	Fidelity Freedom 2010 Fund	Common Stock Fund	$119,369

*	Fidelity Freedom 2030 Fund	Common Stock Fund	$69,879

*	Fidelity Freedom 2040 Fund	Common Stock Fund	$64,773

*	Fidelity Small Cap Independent Fund	Common Stock Fund	$32,862

*	Fidelity Freedom Income Fund	Common Stock Fund	$18,816

*	Fidelity Freedom 2000 Fund	Common Stock Fund	$17,930

	Loans to Participants	Interest rates of 5.25% to 10.50% and maturing in 1 to 15 years	$603,176

			$29,048,312

* These investments are with a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Thomas C. Braum, Jr.
Thomas C. Braum, Jr., Senior Vice President and Chief Financial Officer
Handleman Company

Date: June 28, 2004